VUBOTICS, INC.

5555 Glenridge Connector, Suite 200

Atlanta, GA 30342

(404) 459-5850

February 13, 2007

VIA EDGAR AND FACSIMILE (202) 772-9210

Room 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:       Mr. Daniel Lee

Re:	Vubotics, Inc.
Amendment No. 2 to Form SB-2 Registration Statement
Filed February 13, 2007
File No. 333-139655

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Vubotics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday, February 14, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•                  that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Vubotics, Inc.

By:	/s/ Philip E. Lundquist
Philip E. Lundquist
Chief Executive Officer